MANAGEMENT DISCUSSION & ANALYSIS
For the Quarter Ended October 31, 2008
Date Prepared: December 11, 2008

GENERAL

Management discussion & analysis (“MD&A”) is intended to supplement and complement the financial statements of Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”). The information provided herein should be read in conjunction with the Company’s unaudited interim financial statements and notes for the quarter ended October 31, 2008.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted. Financial statements and summary information derived there from are prepared in accordance with Canadian generally accepted accounting principles.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairexploration.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mine development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each MD&A.

Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties and its focus is primarily uranium, base and precious metals. The Company does not have any producing mineral properties at this time. The Company’s business is presently focused on the exploration and evaluation of various mineral deposits in North America. The Company’s shares trade on Toronto Stock Exchange and on the New York Stock Exchange Alternext (“NYSE Alternext”).

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended October 31, 2008
Date Prepared: December 11, 2008

The Company is currently focusing on exploration activities in the province of Newfoundland and Labrador, Canada on the following properties:

  Central Mineral Belt (“CMB”) Uranium Project.

  Golden Promise Project, consisting of the Golden Promise, Southern Golden Promise and Victoria Lake properties.

HIGHLIGHTS

The Company’s efforts for the second quarter of fiscal 2009 and beyond focused on:

  arranging for the spin-out of its gold/VMS properties

  completion of the summer 2008 exploration program

  implementing a comprehensive cash conservation program, which includes suspension of a significant winter exploration program

Spinout of Gold/VMS Properties

In May 2008, the Company announced a proposal to transfer its gold and volcanic-hosted massive sulphide (“VHMS”) property interests to a newly-formed company, Gemini Metals Corp. ("Gemini"), in consideration for shares of Gemini. In addition, Paragon Minerals Corporation ("Paragon"), from which the Company acquired its interest in these properties, has also agreed to contribute its remaining interest in the properties to Gemini in exchange for shares of Gemini, resulting in 100% ownership by Gemini of the Properties. The properties being acquired by Gemini are Golden Promise, South Golden Promise and Victoria Lake. Crosshair has earned a 60% interest in both South Golden Promise and Victoria Lake and has the right to earn a 60% interest in the Golden Promise over a four year period expiring in May 2010. The Golden Promise option agreement between Crosshair and Paragon will be terminated upon closing of the proposed transaction. The agreement with Paragon to expires on January 31, 2009.

It is expected that Gemini will be funded by a planned prospectus offering in conjunction with a TSX Venture Exchange listing application. The listing of the shares of Gemini is subject to the approval of the TSX Venture Exchange. Crosshair proposes to carry out the spin-out, subject to required regulatory, legal and shareholder approvals, through a Plan of Arrangement (the "Arrangement") whereby the majority of Gemini shares to be received by Crosshair will be distributed to Crosshair shareholders on the basis of one Gemini common share for every 5.5 common shares of Crosshair held.

Under statutory provisions governing the Arrangement, Crosshair is required to seek an interim order and a final order from the B.C. Supreme Court to carry out and complete the spin-out. The interim order has been obtained and the Company has mailed to Crosshair shareholders of record, an information circular setting out, in prospectus level detail, the final terms and conditions of the Arrangement and the basis on which Crosshair shareholders will, on its completion, hold or receive shares of the two resulting companies. This matter was approved by Crosshair shareholders at its annual general meeting on September 15, 2008.

Crosshair remains optimistic that the proposed spin out transaction will occur as planned however the current financial environment may delay or alter the transaction as originally intended.

CMB Drilling Programs

The Company completed over 3500 metres (m) of drilling in the 2008 summer program at the Central Mineral Belt (CMB) Uranium Project in Labrador. The program was focused on expanding known mineralization along the C Zone - Armstrong Corridor.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended October 31, 2008
Date Prepared: December 11, 2008

NORTHSTAR

A total of 3,317 m of drilling was completed within the Northstar area during the 2008 summer program. The program was aimed at confirming the continuity of mineralization between the C Zone to the north, Area 1 in the center and the recently discover Armstrong to the south. As a precursor to diamond drilling, extensive geological mapping and trenching programs were completed on the C Zone - Armstrong Corridor.

C Zone

The C Zone is the most advanced uranium project on the Property, with an existing NI 43-101 compliant indicated resource of 5.19 million pounds of U3O8 (6.92 million tonnes at 0.034% U3O8) and an additional NI 43-101 inferred resource of 4.44 million pounds of U3O8 (6.77 million tonnes at 0.030% U3O8). The best drill intercepts to date are highlighted by hole ML-87 (0.07% U3O8 over 71.3 m including 0.1% U3O8 over 45.7 m). The C Zone now has a strike length of 1500 m and remains open along strike and to depth.

Area 1

Area 1 is located 1.5 kilometres (km) southwest of the C Zone and has an existing NI 43-101 compliant inferred resource of 0.48 million pounds of U3O8 (0.40 million tonnes at 0.055% U3O8). The geological setting and style of mineralization strongly resemble that of the C Zone and it is believed that Area 1 is part of a 4.5 km long mineralized trend. Uranium mineralization has now been defined over a strike length of 600 m and remains open.

The summer 2008 drill program identified a new area within Area 1 located approximately 1 kilometer east of the Area 1 resource. This new area is half way between the Area 1 and C Zone resources and all drill holes intersected mineralized intervals in hematized and brecciated mafic volcanic rocks similar to those at the C Zone and Area 1. Drilling in this new area is highlighted by ML-A1-55, which intersected 0.03% U3O8 over 47.57m including 0.09% U3O8 over 5.63m.

Armstrong

Armstrong is located approximately 3 km southwest of the C Zone and is believed to anchor the southern end of the same 4.5 km long trend that hosts the C Zone and Area 1. The current NI 43-101 compliant inferred resource is 0.90 million pounds of U3O8 (6.77 million tonnes at 0.03% U3O8). This newly discovered zone is also open to depth and along strike.

LONESTAR

The Lonestar Division completed a detailed exploration program, which included 205 m of drilling in the 585 square km southern portion of the Property. Ground work from 2007 that included a lake sediment survey, an alpha cup radon gas survey, geological mapping and geochemical sampling, identified several areas with highly anomalous concentrations of uranium and associated elements. These high priority targets were further tested with detailed mapping as well as several geochemical programs. The most advanced target within Lonestar is Madsen Lake.

Madsen Lake

Madsen Lake consists of uranium occurrences hosted within sheared felsic volcanic rocks over a strike length of approximately 2000 m. Based on all field work up until August 2008, a 10 hole (950m) drill program was planned, but only two holes (205 m) were drilled as a results of curtailment of the exploration program due to adverse market conditions Uranium mineralization in this area is thought to be similar to that of the Michelin Deposit, which is located 65 km to the northeast.

Additional information and maps for priority target areas on the CMB Uranium Property can be found on the Company website at: www.crosshairexploration.com/s/CentralMineralBelt.asp.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended October 31, 2008
Date Prepared: December 11, 2008

Cash conservation program

As a result of the rapid deterioration in the capital markets, Crosshair undertook a detailed review of all discretionary expenditures in an effort to conserve cash. Crosshair has taken steps to reduce overhead by reducing staff and eliminating all non essential travel, administrative and investor and public relations expenditures. Crosshair continues to investigate opportunities to further reduce monthly cash expenditures.

REVIEW OF FINANCIAL RESULTS

The following table summarizes the Company’s financial operations. For more detailed information, please refer to the unaudited financial statements.

Description	2Q 2009	1Q 2009	4Q 2008	3Q 2008
Total assets Mineral Properties Working Capital Shareholders’ equity Net Loss Loss per share Mineral property expenditures	46,221,741 38,376,210 5,109,959 43,911,744 (3,316,311) (0.03) 2,443,261	46,911,489 35,932,950 9,934,238 46,319,868 (1,816,353) (0.02) 8,860,969	42,270,262 27,071,981 13,266,286 40,795,458 (3,378,556) (0.05) 2,910,519	30,039,387 24,161,462 4,068,141 28,578,586 (2,786,458) (0.04) 3,125,939

Description	2Q 2008	1Q 2008	4Q 2007	3Q 2007
Total assets Mineral Properties Working Capital Shareholders’ equity Net Loss Loss per share Mineral property expenditures	30,610,318 21,035,523 8,136,934 29,359,927 (3,696,142) (0.05) 4,539,627	30,487,140 16,495,896 12,756,212 29,624,678 (3,072,048) (0.04) 1,944,604	31,664,543 14,551,292 15,390,704 30,308,076 (1,864,893) (0.03) 2,732,287	21,995,227 11,819,005 9,540,138 21,523,027 (1,335,021) (0.02) 2,309,701

Overview

For the second quarter of fiscal 2009, the Company reported a net loss for the period of $3,316,311 or $0.03 per common share, compared with a net loss of $3,696,142 or $0.05 per common share for the second quarter of fiscal 2008. The weighted average number of common shares for the second quarter of 2009 increased to 94,865,825 from 71,665,871 in the second quarter of 2008, primarily due to share issuances related to property acquisitions and the 11,575,000 shares issued in regards to the bought deal financing that was completed during the fourth quarter of fiscal 2008.

Expenses

Expenses for the quarter were $2,338,923, $691,136 lower than in the same period in 2008 due primarily to significantly lower stock-based compensation expense partially offset by increases in other expenses.

Stock-based compensation expense for the first quarter was $908,187, $1,208,354 lower than in the corresponding period in 2008 due largely to certain stock options previously granted to non-management personnel being re-priced in line with prevailing market conditions.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended October 31, 2008
Date Prepared: December 11, 2008

During the quarter certain activities were undertaken to remediate the Company’s non-compliance with Section 404 of the Sarbanes-Oxley Act of 2002 as a result audit and accounting and legal fees were up significantly from the same period in 2008. In addition a portion of the increase in legal fees was also attributed to the proposed spin-out transaction. Investor relation, office and administration and travel costs were down from 2008, directly related to a cash conservation program implemented during the quarter. Wages and salaries, increased by $284,847 to $605,012 in the second quarter compared to 2008, due to an increase in personnel associated with the summer exploration program and actual and accrued severance and termination costs of $190,000 associated with the subsequent reduction in staff. These expenses are expected to decrease in upcoming quarters as a result of a significant reduction in the number of personnel.

Other Income (Expenses)

Other expenses increased in the second quarter of 2009 by $311,305 to $977,388 compared with 2008 primarily as a result of higher unrealized losses on the Company’s investment in marketable securities and losses from foreign exchange transactions, partially offset by lower interest income due to lower cash balances held during the period. Crosshair has accounted for its investment in marketable securities as “Held for Trading” in accordance with CICA Standard 3855 on Financial Instruments. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.

Mineral Property Expenditures

During the second quarter of 2009, the Company incurred total expenditures of $2,443,261compared to $4,539,627 in the second quarter of 2008, with the bulk of the expenditures occurring at the Company’s Moran Lake property.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

As of October 31, 2008, the Company had working capital of $5,109,959 ($13,272,006 at April 30, 2008) including cash and cash equivalents of $6,409,433 ($13,275,874 at April 30, 2008). Cash used in operating activities during the second quarter of 2009 was $552,226 compared with $2,183,965 in the second quarter of 2008 due primarily to the lower net loss. Cash utilized in investing activities increased by $20,917 to $2,759,734 primarily as a result of expenditures associated with exploration activities.

The Company has sufficient funds to finance its operations for the balance of the fiscal year. The Company’s cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments. No amounts have been or are invested in asset-backed commercial paper.

SHARE CAPITAL

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:

	As At
Security Description	Oct 31, 2008	Report Date
Common shares	94,865,825	94,865,825
Director, employee and contractor options – vested	5,463,750	4,942,500
Director, employee and contractor options – granted but not yet vested	5,010,001	4,646,251
Warrants to purchase shares	15,500,000	15,500,000
Warrants to purchase units (each unit consisting of one share and one warrant)	694,500	694,500

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended October 31, 2008
Date Prepared: December 11, 2008

RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

  charged management fees of $Nil (2007- $20,000) to another public company, Target Exploration & Mining Corp., with directors in common. During fiscal 2008, in lieu of management fees, this company and Crosshair entered into a cost sharing arrangement whereby Crosshair is reimbursed for an agreed percentage, currently 30%, of shared expenses such as rent, office and salaries of certain personnel. Included in receivables as at October 31, 2008 is an amount of $82,177 (April 30, 2008: $75,407) owing from this company.

  incurred management fees of $Nil (2007 – $15,000) to Geir Liland and $31,250 (2007 – $18,750) to a private company controlled by Douglas R. Brett, both for services as CFO at mutually exclusive times.

  incurred independent directors’ fees of $80,500 (2007 - $45,000). These are paid to all non-executive directors, who earn $1,000 per month for their services to the Company as directors and $500 per month for committee participation. As of October 31, 2008, $9,880 (April 30, 2008: $3,334) was still owing to these directors incurred legal fees of $Nil (2007 – $20,393) to the law firm of Anfield Sujir Kennedy & Durno, a partner of which, Jay Sujir, is a director of the Company. At October 31, 2008, $Nil (April 30, 2008 - $106,961) was owed to this party.

  incurred geological consulting fees of $Nil (2007 – $13,050) to a private company owned by Stewart Wallis, a former director of the Company.

  paid rent for its Newfoundland office of $54,792 (2007 - $Nil) to a private company controlled by Chris Collingwood, who was appointed director during the last fiscal year.
  These transactions were incurred in the normal course of operations and were undertaken with the same terms and conditions as transactions with unrelated parties.

CRITICAL ACCOUNTING ESTIMATES

Management considers the following estimates to be the most critical in understanding the judgements that are involved in the preparation of the Company’s financial statements for the quarter ended July 31, 2008 and the uncertainties that could impact its results of operations, financial condition and cash flow:

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates. Significant areas where management’s judgement is applied included: asset valuations and stock based compensation.

Impairment assessment of the carrying value of its Mineral properties

The Company reviews and evaluates the recoverability of the carrying values of mineral properties when events and circumstances suggest impairment. If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended October 31, 2008
Date Prepared: December 11, 2008

Stock-based compensation

The Company makes estimates regarding assumptions used in the calculation of stock based compensation. These included the risk-free interest rate, expected life of options, volatility and dividend rate. The Company reviews historical trading data, previous exercise history, and risk free interest rates posted by Canadian Banks in making these assumptions. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

ACCOUNTING POLICIES

Canadian Accounting Pronouncements Adopted During the Period

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclosure whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject. (Refer to Note 11 of the financial statements – Capital Management)

Financial Instruments – Disclosures and Financial Instruments - Presentation

In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861, Financial Instruments – Disclosure and Presentation, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks, whereas Section 3863 carries forward the presentation related requirements of Section 3861. (Refer to Note 12 of the financial statements – Financial Instruments)

Going Concern

In April 2007, the CICA approved amendments to Handbook Section 1400, General Standards of Financial Statement Presentation. These amendments require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The Company has performed an assessment as of the Balance Sheet Date and believes there to be no impact on its financial statements due to this new standard.

Future Accounting Standards

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended October 31, 2008
Date Prepared: December 11, 2008

COMMITMENTS AND CONTINGENCIES

The Company has entered into operating lease agreements for its office premises in Vancouver and St. John’s. The annual commitments under these leases are: fiscal 2009 - $284,280; 2010 - $284,280 and 2011- $194,946.

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production. The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013.

OUTLOOK

The Company depends on the ability to raise equity capital to funds its operations. Based on current plans, the Company has sufficient working capital to fund its operations for the balance of the fiscal year by implementing a plan to reduce all discretionary expenditures while maintaining its property portfolio in good standing and will continue to do so as conditions merit. In addition, the Company has no plans to replace the Chief Operating Officer who resigned in October of 2008.

The Company is continuing to pursue the spin-out of its gold and VHMS properties to a new entity, Gemini Metals Corp., which was approved by shareholders at the Companys’ Annual General Meeting however, with the rapid deterioration in the financial and capital markets, it is very difficult to raise equity capital. The Company is no longer able to assert a definitive timeframe for the completion of the spin out and will be required to re-negotiate certain aspects of its agreement with Paragon should it extend past January 31, 2009.

Labrador’s Nunatsiavut Government has announced a moratorium on uranium mining for the next 3 years on Inuit land it governs. As the vast majority of the Company’s uranium properties do not fall under Nunatsiavut jurisdiction, such a moratorium, is not expected to directly materially affect the Company’s operations or prospects, however, a negative impact on market sentiment toward the area may develop, making it more difficult to raise capital as needed.

GENERAL

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscounted basis. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management’s estimates of mineral prices and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended October 31, 2008
Date Prepared: December 11, 2008

RISK FACTORS

Commodity Price Volatility

The market prices for commodities, over which the Company has no control, are volatile. There is no assurance that if commercial quantities of these commodities are discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit. As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserve tonnages and grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction. Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that presently identified mineralization can be mined at a profit. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependent upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, and payables and accrued liabilities. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity for prompt liquidation. The Company’s investment in marketable securities continues to be negatively affected by stock market volatility. There can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the current carrying value.

DISCLOSURE CONTROLS

Management is responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company is communicated to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as of October 31, 2008 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made available to them.

INTERNAL CONTROLS

There were no changes in the Company’s internal controls over financial reporting during the quarter ended October 31, 2008 that have affected, or which are reasonably likely to materially affect, its internal control over financial reporting.